

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546**

April 7, 2011

Via E-mail
Bill Williams, Chairman and Chief Executive Officer
NaturalShrimp Holdings, Inc.
2086 N. Valley Mills Road
Waco, Texas 76710

> **Re:** **NaturalShrimp Holdings, Inc.**
> **March 11, 2011 Supplemental Response**
> **Form 10-12G**
> **Filed September 14, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed December 20, 2010**
> **File No. 000-54199**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-12G Supplemental Response, submitted March 11, 2011

General

1.   Please update your filing as of the most recent practicable date to account for the passage of time. In this regard, we note, as non-exclusive examples, that "[t]he annual shareholders meeting will be held on March 19, 2011" and that BCS has expected to enter into a new forbearance agreement in March 2011.

Description of Business, page 3

2.   We note your revised disclosure and response to comment two of our letter dated
        January 20, 2011. Please appropriately address the remaining references to
        Shrimp Station in your filing given your representation that it is "no longer an
        operational entity." For example, the second to last paragraph on page seven is
        confusing given the cessation of operations with Shrimp Station and the write off
        of associated expenses.

3.   We note your response to comment three of our letter dated January 20, 2011.
        Please reconcile the statements "we started limited production in November
        2010" on page four and "NaturalShrimp. . . began full-scale production. . . in
        November 2010" on page five.

4.   We note the statement on page four that "financing for construction has already
        been secured." Please revise to identify the parties and material terms of the
        financing.

Development, page 5

5.   We note your response to comment eight of our letter dated January 20, 2011 and
        we partially reissue the comment. Please quantify the approximate amount of
        revenues received pursuant to the agreement. In this regard, it is unclear what the
        statement "[a]s of this filing, we have only set up this parameters for our long-
        term business relationship with Natures Prime" means—it is unclear what
        additional agreements or achievements are necessary to continue sales such as the
        one in December 2010 after the November 2010 harvest.

Our Business Model, page 9

6.   We note your response to comment 10 of our letter dated January 20, 2011 and
        we reissue the comment. Please clarify whether statements such as "the growth
        period of our shrimp from post larva to market size is twenty-four weeks"
        describe current or future activities.

7.   Please revise to further clarify the risks associated with bacterial and similar
        problems. For example, it is unclear what you mean by "bacterial emergencies"
        on page 19. And it is unclear to what extent those or similar emergencies could
        result in unsellable harvests, shutdown of affected facilities, significant expenses
        or lost revenues.

Research and Development Expenses and Outcomes Since Inception, page 14

8.   We note you have made more than $17 million in cash and non-cash equity investments. Please support this amount by reconciling it to amounts presented in your consolidated financial statements. In addition, tell us how you considered Item 10(e) of Regulation S-K related to the presentation of non-GAAP measures. Alternatively, you may remove the measure from your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

9.   We note your response to comment 14 in our letter dated January 20, 2011. Please expand your policy footnote on page 37 to describe the types of costs that were included in "cost of sales.

10.   We note from your response to comment 15 in our letter dated January 20, 2011 that you are in the process of implementing a cost accounting system going forward. We further note on page 10 that you started full-scale commercial production in November 2010. Please tell us how you accounted for the costs of the full-scale commercial production starting in November 2010 when you have not yet implemented a cost accounting system.

Liquidity and Capital Resources, page 20

11.   Please describe your cash requirements, or provide a cross-reference to where your cash requirements are described. Furthermore, describe the impact the default of your debt agreement with BCS has on your ability to continue as a going concern and raise capital. Last, clarify whether BCS has agreed to forbear from exercising the available remedies to your default.

Recent Sales of Unregistered Securities, page 27

12.   We note your revised disclosure in response to comment 19 of our letter dated January 20, 2011. Please revise to identify the facts and circumstances relied upon to make the exemption available for the "crop loan opportunity," and clarify why it is identified as the "crop loan opportunity."

13.   Additionally, we note disclosure that the crop loan opportunity is complete. Advise us of mechanics and timeframe of the offering. See comment 40 of our letter dated October 8, 2010.

<u>Description of Securities, page 30</u>

14.   Please revise the share amounts and dates to correspond with the balance sheet
        dates presented in your Form 10.   In this regard, the information is presented as
        of December 31, 2010, a date at which balance sheet information is not included
        in your filing.

<u>Financial Statements and Exhibits, page 31</u>

15.   We note the discussion on page 25 regarding the Baptist Community Services and
        reference to a "new forbearance agreement for one year, which is expected to
        occur in March 2011." Please file the agreement.

16.   We note your response to comment 30 of our letter dated January 20, 2011.
        Please revise to disclose the terms of Exhibit A.

17.   We note your response to comment 31 of our letter dated January 20, 2011 and
        we reissue the comment. In this regard, we are unable to locate exhibit 10.16.

<u>Consolidated Balance Sheets, December 31, 2009 and 2008, page 33</u>

18.   We note your response to comment 22 in our letter dated January 20, 2011. In the
        original Form 10 filed on September 14, 2010 you presented a prototype asset of
        $95,343. You later restated the previously issued financial statements to write off
        the asset in a subsequently filed amendment. Since you restated previously issued
        financial information, you are required to label each of the financial statements
        changed as "restated" and provide the disclosure in FASB ASC 250-10-50-7
        through 50-10. Please revise.

<u>Consolidated Statement of Cash Flows, page 36</u>

19.   Please revise the cash at the end of the year 2009 so it reconciles with the amount
        in the consolidated balance sheet, and make other necessary revisions so the
        statement is mathematically accurate. In this regard, it appears you have double-
        counted the reduction in the prototype asset through an adjustment for the
        "Prototype Charge-Off" and again through a decrease in "Prepaid Expenses and
        Other."

Condensed Consolidated Statement of Cash Flows, page 43

20.   We note that you reclassified the effect of share-based compensation from a financing activity to an operating activity, which resulted in an increase of cash flows used by operating activities of 71% from $1,196,165 to $699,474. It appears to us that the reclassification is a correction of a misstatement. Please provide the disclosures in ASC 250-10-50-7 through 50-10, as applicable, and label the restated columns as "restated". Refer to paragraph 11 of Auditing Standard No. 6 for additional guidance.

Form 10-Q for the quarter ended September 30, 2010

Condensed Consolidated Statement of Cash Flows, for the nine months ended September 30, 2010 and 2009, page 7

21.   Please revise this periodic filing to incorporate the revisions being made to the interim statements in your revised Form 10. For example, the cash flow statement in the Form 10-Q presents stock issued for services as an investing activity and the amounts presented within financing activities do not agree with the amounts presented in the cash flow statement included in the Form 10.

22.   We note from your responses to comments 28 and 29 in our letter dated January 20, 2011, that you have revised the Form 10-Q. However, we cannot locate an amended Form 10-Q. Please amend your Form 10-Q to incorporate the revisions for comments 28 and 29 in our letter dated January 20, 2011.

23.   We note that you concluded your disclosure controls and procedures were effective. In light of corrections for errors related to accounting for the prototype asset and cash flow statement presentation, explain to us the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of September 30, 2010. If after further consideration you determine that disclosure controls and procedures were not effective as of September 30, 2010, please revise your conclusions to state disclosure controls and procedures were not effective and the reasons why they were not effective.

Form 10-K for fiscal year ended December 31, 2010

24.   Please file your Form 10-K for the fiscal year ended December 31, 2010, as it appears you are delinquent under the reporting requirements of the Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director